Philips CEO updates market on implementation of strategy to become the leading company in Health & Well-being

Tuesday, May 19, 2009

Longboat Key, Florida, USA – Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the Electrical Products Group 2009 Annual Spring Conference in Longboat Key, Florida, USA.

In his presentation, Mr. Kleisterlee will give an update on the implementation of Philips’ strategy to become the leading company in Health & Well-being and will discuss the strong longer-term prospects of Philips’ globally leading businesses. He will also provide an update on how Philips’ continues to actively manage its financial performance in the current economic environment.

The presentation starts at 08.15 AM local time (or 14.15 CET). There will be a webcast of this presentation available as well as the slides that will be used during this presentation via this link.

For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.